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                                                                   G. Glen Morie
                                                                  (425) 468-7499

FOR IMMEDIATE RELEASE


                       PACCAR RENEWS SHAREHOLDER RIGHTS PLAN

BELLEVUE, WASHINGTON, DECEMBER 10, 1998 - The Board of Directors of PACCAR Inc today unanimously adopted a new Preferred Share Purchase Rights Plan ("poison pill"), replacing as of February 19, 1999 the current plan which was scheduled to expire at the end of 1999. The new plan will expire in February 2009 and is very similar to the current plan.


In connection with the adoption of the new Rights Plan, the board authorized the redemption of the rights issued under the current Plan for a one-time payment of $.0043 for each right outstanding on February 19, 1999. Each share of common stock has one right. The redemption payment to shareholders will be included with the quarterly dividend payment on March 5, 1999. The company intends to record the redemption payment as a dividend for tax purposes.


Under the new Rights Plan, the rights will be exercisable if a person or group acquires 15 percent or more of PACCAR's common stock or announces a tender offer which would result in ownership of 15 percent or more of the common stock. Each right will entitle shareholders to buy one ten-thousandth of a share of an amended series of junior participating preferred stock at an exercise price of $200.


If a person or group acquires 15 percent or more of PACCAR's outstanding common stock, each right will entitle its holder to purchase additional PACCAR common shares at a substantially reduced price. In addition, if PACCAR is acquired after the rights are exercisable, each right will entitle its holder to purchase the acquiring company's common shares at a substantially reduced price. The acquiring company or person will not be entitled to exercise these rights.


Prior to the acquisition by a person or group with beneficial ownership of 15 percent or more of

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the company's common stock, the rights are redeemable for $.01 per right at the option of the board of directors. Also, under the new Rights Plan, the board of directors may reduce the 15 percent ownership threshold referred to above to ten percent.


The dividend distribution of the new rights will be made on February 19, 1999, payable to shareholders of record on that date, and is not taxable to shareholders. Adoption of the new Rights Plan is a continuation of the company's existing defenses and was not taken in response to any specific takeover threat.


PACCAR, a $6.5 billion company, is a leader in the design, development and manufacture of high quality light-, medium- and heavy-duty trucks. The company sells its trucks worldwide under the Kenworth, Peterbilt, DAF and Foden nameplates. It also provides financial services and distributes truck parts related to its principal business. In addition, the Bellevue, Washington-based company manufactures industrial winches and sells general automotive parts and accessories through its retail outlets.


PACCAR shares are traded on the NASDAQ Exchange, symbol PCAR, and its homepage can be found at www.paccar.com.






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